Report of Independent Registered Public Accounting Firm to the Board of Directors and Stockholders of Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	Galaz, Yamazaki, Ruiz Urquiza, S.C. Avenida Américas 1685, piso 10 Colonia Jardines Providencia 44638 Guadalajara, Jal. México Tel: +52 (33) 3669 0404 Fax: +52 (33) 3669 0469 www.deloitte.com/mx

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries (the ”Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and changes in stockholders’ equity for each of the three years in the period ended December 31, 2008, of cash flows for the year ended December 31, 2008 and of changes in financial position for each of the two years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3.a, the Company adopted the following new Financial Reporting Standards as of January 1, 2008: B-2, Statement of Cash Flows; B-10, Effects of Inflation; D-3, Employee Benefits D-4, Income Taxes, and International Financial Reporting Interpretations Committee 12, Service Concession Arrangements.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and changes in their stockholders’ equity for each of the three years in the period ended December 31, 2008, their cash flows for the year ended December 31, 2008 and changes in their financial position for each of the two years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 18, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

The accompanying consolidated financial statements have been translated into English solely for the convenience of readers.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu

/s/ Ramón Alvarez Cisneros
C.P.C. Ramón Alvarez Cisneros
June 18, 2009
Member of Deloitte Touche Tohmatsu